Exhibit 4.6

INDEMNITY AGREEMENT (“the Agreement”)

BETWEEN

AC Immune SA, EPFL Innovation Park, bâtiment B, 1015 Lausanne, Switzerland (the ‘‘Company“)

AND

[Name of Indemnitee] (the ‘‘Indemnitee“)

the Company and the Indemnitee each a Party and together the "Parties"

Recitals
A)	Both the Indemnitee and the Company recognize the increased risk of litigation and other claims being asserted against members of the board of directors and officers of public companies;
B)The shareholders of the Company have approved article 29 of the articles of association of the Company pursuant to which the Company may, to the extent permitted by law, indemnify members of board of directors and of the executive management for any disadvantages suffered in connection with proceedings, suits or settlements relating to their activity for the Company, advance the respective amounts and enter into respective D&O insurances;
C)The board of directors of the Company (the "Board") has determined that enhancing the ability of the Company to retain and attract as directors and officers the most capable persons is in the best interests of the Company and that the Company therefore should seek to assure such persons that full indemnification and D&O insurance coverage is available;
D)In recognition of these considerations and in order to provide such protection, the Company wishes to provide in this Agreement for the indemnification of, and the advancement of legal fees to, Indemnitee as set forth in this Agreement and to the extent insurance is maintained for the coverage of Indemnitee under the Company's D&O insurance policies.

1. Definitions

Agreementmeans this Indemnity Agreement.

Boardhas the meaning as defined in Recital C.

Claim	means any threatened, pending or completed action, claim, suit or proceeding, whether civil, criminal or administrative or governmental or regulatory investigation.

Companyhas the meaning as defined on page one.

Expenses

means all reasonable costs, charges, fees (including court fees, retainers, attorneys' fees and experts' fees) and expenses (other than regular or overtime wages, salaries, lost revenues or fees of a member of the Board) incurred in defending or investigating any Claim.

Losses	are all costs, charges, losses, damages (including monetary judgments, fines, penalties, amounts paid in settlement) arising out of or relating to a Claim, including all Expenses.
Indemnitee	has the meaning as defined on page one.
Recital	means a recital of this Agreement.
Section	means a section of this Agreement.

2. Construction

Unless a contrary indication appears, any reference in this Agreement to:

(i)	a "person" includes any individual, company, corporation, firm, partnership, joint venture, association, organization, trust or agency (in each case, whether or not having separate legal personality);

(ii)a provision of law is a reference to that provision as amended.

3. Indemnification

The Company shall indemnify and hold harmless the Indemnitee, to the fullest extent permitted by applicable law, out of the assets of the Company from and against all Losses, provided that:

(i)

the Losses which the Indemnitee has incurred or sustained resulted from any act done or omitted in or about the execution of the Indemnitee's duty, or supposed duty as a member of the Board or as a member of the executive committee of the Company (or is serving at the request of the Company for any affiliates of the Company); and

(ii)

with respect to any act or omission giving rise to such Losses, the Indemnitee had a reasonable belief that [he/she] was at all relevant times acting in good faith and in the best interests of the Company; and

(iii)	in the case of a criminal or regulatory action, investigation or proceeding, the Indemnitee had no reasonable cause to believe that his conduct giving rise to such Losses was unlawful; and
(iv)	the Indemnitee cooperates with the Company in relation to the Claim in respect of which indemnification is sought hereunder.

The conclusion of any Claim by judgment, order, settlement or conviction, or up-on a plea of nolo contendere or its equivalent, against an indemnified person shall not in itself create a presumption that the Indemnitee did not meet the criteria set forth in clauses (ii) and (iii) above. Without limitation, in determining whether an indemnified person meets the criteria set forth in clauses (ii) and (iii) above, it is relevant whether the Indemnitee's acts or omissions giving rise to such Losses were the result of knowingly fraudulent or deliberate dishonest behavior, willful or grossly negligent misconduct, or resulted in the Indemnitee's personal gain or a financial profit or other advantage to which the Indemnitee was not legally entitled.

Notwithstanding the foregoing, the Company will not indemnify the Indemnitee where to do so would or might, in the reasonable judgment of the Company, be contrary to applicable mandatory law. With respect to claims for breach of the fiduciary duty of care under Swiss law, this means inter alia that no indemnification will be made if the Indemnitee acted with willful intent or with gross negligence.

4. Indemnification Process

4.1 Notification

Upon becoming aware of any Claim, the Indemnitee must promptly notify the chair of the Board (or, if the Indemnitee is the chair of the Board, the vice-chair of the Board) in writing that [he/she] is seeking indemnification under this Agreement.

Any failure or delay to notify will not relieve the Company of the obligation to indemnify the Indemnitee under this Agreement provided however that the Company shall not be held liable for any damages, losses, damages or costs to the extent caused by the Indemnitee’s failure to give due and timely notice.

The Company shall give prompt written notice to the applicable insurers in accordance with the procedures set forth in the applicable D&O policies. The Company shall provide to Indemnitee a copy of such notice delivered to the applicable insurers, and copies of all subsequent correspondence between the Company and such insurers regarding the Claim, in each case substantially concurrently with the delivery or receipt thereof by the Company.

4.2 Determination of Entitlement to Indemnification

In accordance with article 29 of the articles of association and article 9 of the Organizational Rules of the Company, indemnification under this Agreement (unless ordered differently by a court) is made by the Company as per this Agreement. Where the Company has to make assessments, decisions or a judgment on the behavior of the Indemnitee hereunder, the respective decisions are made as follows:

(i)	by a majority vote of the members of the Board who are not parties to such Claim, even though less than a quorum;
(ii)	by a committee of such members of the Board designated by a majority vote of the Board, even though less than a quorum; or
(iii)	if there are no such members of the Board, or if such members of the Board so direct, by independent legal counsel in a written opinion.

Subject to the other provisions of this Agreement, where an Indemnitee is entitled to indemnification, the Company will pay any Expenses incurred by the Indemnitee in defending any Claim, and to the extent such Expenses are not directly paid by the Company, advance to the Indemnitee such Expenses within five (5) business days of a notification to the Company by the Indemnitee that such Expenses are payable, provided that such advances may not exceed the limit provided in article 39 of the articles of association.

The Company's obligation to pay or advance such Expenses is subject to receipt of an undertaking from the Indemnitee to repay any Expenses that the Company paid in accordance with Section 8 if it is subsequently determined that the Indemnitee is not or was not entitled to be indemnified by the Company. In addition, the Indemnitee is obliged to repay any Expenses paid or advanced by the Company if they are subsequently reimbursed to the Indemnitee by any other person or if advances are not used.

The Company will not indemnify the Indemnitee in respect of the Expenses of enforcing any indemnification right under this Agreement, unless the Indemnitee is successful in enforcing a right to indemnification.

5. Conduct of Claims

5.1 General

After notification of a Claim in accordance with Section 4.1, the Company may elect in writing to assume the defense of the Claim at its own expense and to engage legal counsel. Upon such election, the Company shall not be liable for any other attorney's fees subsequently incurred by the Indemnitee in connection with the Claim unless:

a)	the Indemnitee's engagement of its own legal counsel has been authorized by the Company;

b)the Company has failed to timely engage reputable legal counsel;

c)	in circumstances where the Company has assumed the defense of the Claim, the nature of such defense risks damaging the good name or reputation of the Indemnitee; or
d)

the legal counsel whom the Company has engaged reasonably determined that his/her representation of the Indemnitee would present him/her with a conflict of interest and the Company has not provided an alternative.

5.2 Retention of Outside Counsel

If the Company does not elect to defend the Claim on behalf of the Indemnitee or in case of any circumstances of Section 5.1.a) to d) above, the Indemnitee may retain outside counsel.

5.3 Settlement of Claims without Consent

The Indemnitee must not settle the Claim without the prior written consent of the Company, such consent not to be unreasonably withheld. The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any Claim without its written consent.

6. D&O Insurance

For the duration of Indemnitee's service as a member of the Board or of the executive committee of the Company, and for at least a period of six years thereafter (or for a longer period to the extent that such D&O insurance can be obtained thereafter for so long as Indemnitee shall be subject to any pending Claim) the Company will purchase D&O insurance against any liability asserted against Indemnitee in [his/her] capacity as such and continue to maintain in effect policy of Indemnitee's D&O insurance providing coverage that is at least substantially comparable in scope and amount to that provided by the Company's current policies of D&O insurance.

In all policies of D&O insurance maintained by the Company, the Indemnitee shall be considered as an insured in such a manner as to provide the Indemnitee the same rights and benefits as are provided to the most favorably insured of the Company's directors, if the Indemnitee is a director, or of the Company's member of the executive committee, if the Indemnitee is a member of the executive committee (and not a director) by such policy.

Upon request, the Company will provide to the Indemnitee copies of all D&O insurance applications, binders, policies, declarations, endorsements and other related materials.

Notwithstanding the foregoing, the Indemnitee acknowledges that:

●	Upon change of control of the Company as a result of a merger or acquisition by a third party, the D&O Insurance may expire for Losses arising from causes occurring after such change of control event, and the Company will use commercially reasonable efforts to buy D&O insurance to cover events occurring after such change in control and, should the Company fail in its efforts, the Company will in any case use best efforts to purchase “Run-off Coverage” insurance for a period up to six years from the end of the D&O insurance; and

●	prior to a renewal of a D&O insurance, the Company’s Audit & Finance Committee will make a determination on the economic reasonableness of the premium for a D&O insurance extension considering the overall coverage (including limits and deductible). Where the Audit & Finance Committee considers the extension of the coverage to be excessively onerous relative to the coverage, the Company shall have no obligation to extend any D&O insurance, provided that in such event, the Company will immediately inform the Indemnitee thereof, and provided further that the Company shall then be compelled to purchase “Extended Reporting Coverage” insurance for a period of three years from the end of the then current D&O insurance period as provided in the existing D&O insurance policy.

For the avoidance of doubt, the maintenance of a D&O insurance by the Company does not limit the Indemnitee's right to be fully indemnified and held harmless as set forth under Section 3 or as set forth in article 29 of the articles of association of the Company. Any Loss not covered by D&O insurance shall be borne by the Company.

7. Scope, Term and Termination

7.1 Scope and Term of Agreement

This Agreement (and in particular the rights of the Indemnitee under Section 3) is applicable to all Claims against the Indemnitee or Losses incurred by the Indemnitee resulting from acts done or omitted in or about the execution of the Indemnitee's duty or supposed duty as a member of the Board or of the executive committee of the Company during the entire period the Indemnitee is a member of the Board or of the executive committee of the Company (or is serving at the request of the Company for any affiliates of the Company), beginning with date of election as a member of the Board or of the executive committee and not with the date of this agreement and shall continue thereafter (i) for so long as the Indemnitee may be subject to any possible Claim (including any rights of appeal thereto) and (ii) throughout the pendency of any proceedings (including any rights of appeal thereto) commenced by the Indemnitee to enforce or interpret his or her rights under this Agreement, even if, in either case, the Indemnitee may have ceased to serve in such capacity at the time of any Claim. This Agreement shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Indemnitee. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all the business or assets of the Company, to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

7.2 Termination of Indemnification

Notwithstanding the forgoing, an Indemnitee is no longer entitled to indemnification in case the Indemnitee ceases to comply with the requirements set out in Section 3 (i) to (iv).

8. Repayment of Expenses

If the Company determines, applying the criteria in Section 3(i) –(iv), that the Indemnitee is no longer entitled to indemnification, the Company will immediately cease to pay the Expenses and the Company may require the Indemnitee to reimburse all advancements.

For the avoidance of doubt, the Indemnitee's obligation to reimburse the Company is unsecured and free of interest.

9. General Provisions

9.1 Duplication of Payments

Without limiting the rights of the Indemnitee to be indemnified under this Agreement at any time, this Agreement constitutes secondary coverage if the Indemnitee is entitled to recover under any other indemnification arrangement provided by a third party or under any D&O insurance policy purchased for the benefit of the Indemnitee. The Indemnitee is not entitled to multiple indemnifications.

9.2 Successors

This Agreement is binding upon the Company and its successors. References to the Company include all constituent corporations in a consolidation or merger in which the Company or a predecessor to the Company by consolidation or merger was involved. Any rights of indemnification passes to the benefit of the heirs, executors and administrators of the Indemnitee.

9.3 Subrogation

In the event of any indemnification under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, and Indemnitee shall execute all documents reasonably required and shall take such action that may be reasonably necessary to secure such rights.

9.4 Confidentiality

Parties shall keep confidential all matters relating to indemnification. This includes, but is not limited to, the Indemnitee's intention to apply for indemnification pursuant to this Agreement, any communications with the chair of the Board or other representatives of the Company regarding indemnification. The Indemnitee shall not discuss such information with or disclose documents relating to it to anyone apart from the relevant legal advisers of the Company, [his/her] legal counsel, financial advisers and accounting (if any), and [his/her] spouse/partner, if applicable, provided that such persons shall have agreed to maintain the confidential nature of all matters relating to the indemnification. Notwithstanding the foregoing, nothing will prevent the Indemnitee from disclosing such information:

a)	where the Indemnitee is under a legal or regulatory obligation to disclosure such information (but only to the extent of such obligation); or
b)	to the extent that it is already in the public domain (other than as a result of disclosure by the Indemnitee); or
c)	with prior written consent of the Company (who shall not unreasonably withhold its consent).

Where the Indemnitee believes that a) or b) applies, the Indemnitee shall notify the Company in advance of any disclosures unless Indemnitee is legally prohibited from such notification.

9.5 Entire Agreement

This Agreement constitutes the entire Agreement between the Parties with respect to the subject matter of this Agreement and supersedes all other prior agreements or understandings of the Parties relating hereto.

9.6 Severability

The provisions of this Agreement shall be severable in the event that any of the provisions (including any provision within a particular paragraph or sentence) are held by a court of competent jurisdiction to be invalid, illegal, void or otherwise unenforceable, and the remaining provisions shall remain legally valid and enforceable to the fullest extent permitted by law.

9.7 Amendment

No amendment or termination of this Agreement shall impair the rights of the Indemnitee under this Agreement in respect of any Losses incurred after such amendment or termination to the extent that such Losses arise from events occurring:

a)before such amendment or termination; or

b)

in the case of the Indemnitee holding an external function for the Company, after such amendment or termination but before the earliest time at which the Indemnitee could reasonably have resigned from that external function for the Company.

9.8 Notices

All notices, requests or other communications to be given to any Party under or in connection with this Agreement shall be made in English and in writing and shall be delivered by (i) registered mail (return receipt requested), (ii) an internationally recognized courier, such as Federal Express, DHL or UPS, or (iii) e-mail to the following addresses:

if to the Indemnitee:	[Name of Indemnitee] [Address and e-mail]
if to the Company:	Chair of AC Immune SA, EPFL Innovation Park, Building B 1215 Lausanne, Switzerland [e-mail]
with a copy to:	Chief Administrative Officer at AC Immune SA EPFL Innovation Park, Building B 1215 Lausanne, Switzerland Jean-fabien.monin@acimmune.com

Notices delivered by hand shall be deemed delivered when actually delivered. Notices given by courier shall be deemed delivered on the date delivery is promised by the courier. Notices given by facsimile or by electronic transmission shall be deemed given on the date of receipt (if a business day), otherwise the first business day following receipt; provided that a notice delivered by facsimile or electronic transmission shall only be effective if such notice is also delivered by hand, registered mail, or given by courier on or before 2 business days after its delivery by facsimile or electronic transmission.

9.9 Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of Switzerland.

The Parties hereto submit to the exclusive jurisdiction of the competent courts at the registered seat of the Company (currently Lausanne, Switzerland).

[Signatures on the next page]

Signatures

AC Immune SA

______________________________________________

Name:Name:

Title:Title:

Date :____________ 2021

[Name of Indemnitee]

_______________________

Name:

Title:

Date :____________ 2021